Robert Crane

Member of the Firm

Direct Dial:  (973) 643-5055

E-mail: mcrane@sillscummis.com

July 28, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs

Mark P. Shuman

Perry Hindin

Adam Halper

Re:	Computer Horizons Corp.
Preliminary Proxy Statement of Crescendo Partners II L.P., Series
R
Filed: July 22, 2005
File No.: 000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

This letter sets forth the comments of Computer Horizons Corp., a New York corporation (the “Company”), to the Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2005.  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  References in the text of the comments herein to page numbers are to the version of the Preliminary Proxy Statement filed via EDGAR by Crescendo.

•                  Page 2.  Crescendo states that its members are “significant shareholders of Computer Horizons Corp.” but does not disclose the numbers of shares of Company common stock held of record but not beneficially by members of Crescendo anywhere in its Preliminary Proxy Statement as required by Item 5(b)(1)(v) of Schedule 14A.

•                  Page 2.  For the information of the Commission staff, the Company has amended its joint proxy/registration statement on Form S-4 (File No. 333-125370) (the “S-4”) relating to its proposed merger (the “Merger”) with Analysts International Corporation (“Analysts”) to, among other things, change the record date and correct its inadvertent reference to 1,896,220 treasury shares in reporting the number of shares issued and outstanding.  Crescendo’s Preliminary Proxy Statement should be amended in a similar manner to reflect this updated information.

•                  Page 4.  Crescendo states that “The participants in this solicitation intend to vote such Shares AGAINST the Company’s Merger proposals.”  It is misleading  pursuant to Rule 14a-9 to omit to state the number of shares acquired by the participants after the record date.

•                  Page 4.  Crescendo states “It is important to note that while more than half of these costs are expected to consist of change of control fees from the Analysts side, they will be shouldered by Computer Horizons shareholders”.  This disclosure is misleading because it implies that the full cost burden falls on the Company’s current shareholders.

•                  Page 4.  The Preliminary Proxy Statement states “WE BELIEVE THERE ARE POTENTIALLY MORE FAVORABLE STRATEGIC OPPORTUNITIES FOR COMPUTER HORIZONS THAN THE PROPOSED MERGER.”  Only on page 9 does Crescendo disclose that “[it has] not obtained reports from consultants or other outside parties as to whether [its] suggested alternatives to the Merger proposal would have an effect on shareholder value.”  It is misleading to provide six pages of its detailed beliefs, opinions and assessments without substantiation.

•                  Page 5.          Crescendo suggests that “COMPUTER HORIZONS [IS] GIVING AWAY ITS SHARES AT THIS DISCOUNTED VALUE.”  This statement, and the analysis provided to support Crescendo’s statement that “Computer Horizons is overpaying for Analysts,” are false and misleading.  The statements and analysis selectively disregard the relative value being received by the Company and the fact that Citigroup delivered a written opinion to the Company’s board (attached as Annex B to the S-4) which stated that the exchange ratio, on the date the opinion was delivered, was fair from a financial point of view, to the Company.

•                  Page 8.  Crescendo discusses the breakdown of the $13.6 million of transaction costs anticipated to be incurred to effect the proposed Merger but, unlike the Company’s

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discussion that appears on page 29 of the S-4, Crescendo fails to disclose that $1.2 million of these costs are contingent and payable only if the executive leaves the employ of Analysts.  This is a misleading omission under Rule 14a-9.

•                  Page 8.  Crescendo states “Although the Form S-4 then states that representatives of Citigroup and the Board further discussed potential alternative merger partners for Computer Horizons, there is no disclosure about alternative merger parties which were considered, if any, whether any of them were contacted by Citigroup, whether any potential alternative merger partners expressed interest in Computer Horizons or requested information on Computer Horizons, whether or not Citigroup believed any alternative merger partners were more favorable than Analysts and the reasons Computer Horizons believed Analysts was the most favorable candidate compared to the others.  Based, on the disclosure in the Form S-4, we question whether Computer Horizons or Citigroup actively solicited potential alternative merger partners.”   The Company has amended the S-4 to expand disclosure in this regard and Crescendo’s discussion should be updated accordingly.

•                  Page 10.  Crescendo solicits the Company’s shareholders’ proxy to vote AGAINST Proposal 2 in the S-4 that would otherwise permit the Company to adjourn or postpone the special meeting to permit the further solicitation of proxies to establish a quorum or to obtain additional votes in favor of the Merger proposal.  Since the Company intends to hold a special meeting to vote on the Merger proposal, requiring the Company to re-solicit the proxies of its shareholders rather than adjourn or postpone the meeting would result in enormous additional cost and expense to the Company.  Crescendo fails to disclose that voting against Proposal 2 would result in such additional cost and expense, which would constitute a waste of corporate assets.

•                  Page 15.  In the first line of the paragraph entitled “Solicitation of Proxies”, Crescendo fails to disclose the employees to be employed in the solicitation as required by Schedule 14A; Item 4 (b).

•                  Page 16.  In the last paragraph of this page, Crescendo states “The Form S-4 also includes disclosure on deadlines and procedures for submitting proposals at Computer Horizons’ next annual meeting of shareholders under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and outside the processes of Rule 14a-8.  Shareholders should refer to the Form S-4 in order to review this disclosure.”  Rule 14a-5(e) requires deadline dates to be disclosed, not merely cross referenced.  Further, Schedule 14A Note D(1) prohibits incorporation by reference to documents not delivered to shareholders together with a proxy statement if it renders the statement incomplete, unclear and confusing.  Finally, if the Commission staff permits such incorporation by reference, Schedule 14A Note D(3) requires the proxy incorporating by reference to be mailed 20 business days prior to the meeting.

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•                  We note that Crescendo’s proxy would appoint Eric Rosenfeld and Arnaid Ajdler as proxies.  To the extent that Mr. Ajdler will be soliciting proxies, he should be identified as a participant.

•                  We note that to the extent that Crescendo holds a long or short position in Analysts common stock (directly or derivatively), that should be disclosed in the Preliminary Proxy Statement.  The Commission should inquire on a supplemental basis as to whether Crescendo or any affiliate of the Crescendo group holds any such positions.

If you have any questions or comments regarding the above comments, please feel free to contact me.  Thank you for your cooperation in this matter.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.

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SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6550

August 1, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs

Mark P. Shuman

Perry Hindin

Adam Halper

Re:	Computer Horizons Corp.
Preliminary Proxy Statement of Crescendo Partners II L.P., Series R
Filed: July 22, 2005
File No.: 000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (the “Company”), to the Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2005 (the “Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Preliminary Proxy Statement filed via EDGAR by Crescendo.

•                  Page 4.  Crescendo states that “We believe up to $13.6 million in transactions costs Computer Horizons anticipates will be incurred to effect the proposed Merger should be viewed as part of the purchase price in any analysis of the Merger.”  This statement ignores the expected cost synergies, estimated at $15 million on an annual basis, and other reasons for which the Company proposed the Merger and which are discussed beginning on page 58 of the S-4.  Discussing the potential costs of the proposed Merger without discussing the potential benefits is misleading pursuant to Rule 14a-9.

•                  Page 5.  Crescendo states that the Company will issue “up to 31,905,227 Shares to the Analysts shareholders.”  This number is misleading under Rule 14a-9 because it ignores disclosure in the S-4, which is repeated in the Preliminary Proxy Statement, that all Analysts officers continuing their employment with the combined company and all Analysts directors being appointed to the board of the combined company have agreed to waive acceleration of their options.

•                  Page 5.  Crescendo states that “We do not believe Computer Horizons seriously considered other potential alternative merger partners or other opportunities to maximize shareholder value.”  Crescendo goes on to criticize the process undertaken by Citigroup Global Markets Inc. (“Citigroup”) with respect to the process undertaken by the Company to identify strategic alternatives and the methodology used to value Analysts and to establish the exchange ratio.   This is misleading disclosure by Crescendo because it selectively includes disclosure from the S-4 related to the Merger without including disclosure from the S-4 that supports the process of selecting a merger partner undertaken by the Company and the establishment of the value assigned to Analysts common stock.  Crescendo also fails to mention that Citigroup delivered a written opinion to the Company’s board (attached as Annex B to the S-4) which stated that the exchange ratio, on the date the opinion was delivered, was fair from a financial point of view, to the Company.

•                  Page 5.  Crescendo excerpts a quote of William Murphy, the Company’s CEO, from a conference call which took place more than two years ago concerning the Company’s acquisition of RGII, a small IT business acquired by the Company, and states that “Statements made by William Murphy, Chief Executive Officer of the Company in July 2003 seem to agree with us [“us” referring to Crescendo].”  This quotation was taken out of context, however, as it refers to a purported $5 per share cash tender offer made April 2003 by Aquent LLC, a transaction in which the Company’s shareholders would not maintain their ownership in the ongoing enterprise and reflects a change in control premium.  The Merger, however, is a merger of equals and does not involve a change in control.  It is misleading for the Committee in the present circumstance of a much larger stock for stock merger maintaining shareholder ownership in the ongoing enterprise to imply that Mr. Murphy’s statements in 2003 has the same view of the Committee in 2005.

•                  Page 9.  Crescendo states: “THE COMMITTEE IS DETERMINED TO STOP THE PROPOSED MERGER.  OUR OPPOSITION IS BASED ON OUR FIRM COMMITMENT TO SHAREHOLDER VALUE AND OUR FIRM BELIEF THAT THE PROPOSED MERGER IS NOT IN THE BEST INTEREST OF COMPUTER HORIZONS

SHAREHOLDERS.”  Fuller disclosure should be made relating to the fact that Crescendo does not always take actions that are in the best interests of the shareholders of its targets.  For example, Crescendo invested in Hip Interactive Corp. (“Hip”) when Hip’s shares were trading at Cdn. $1.08 and received a seat on Hip’s board of directors.  Subsequently, Hip filed for bankruptcy protection in July 2005.

•                  We note that Crescendo has issued a press release stating that it would like to hold a special meeting of the Company’s shareholders: (i) to remove all of the existing directors serving on the Company’s board of directors (the “Board”); (ii) to fix the number of members of the Board at five (5); and (iii) to elect five (5) director nominees to be selected by Crescendo.  If Eric Rosenfeld is intended to be one of the directors named by Crescendo, Crescendo should disclose in its proxy materials Mr. Rosenfeld’s involvement as a director of Hip which declared bankruptcy in July 2005.  The failure to do so would be misleading under Rule 14a-9.

•                  In its press release issued on July 28, 2005, Crescendo states “We believe it is time to have a new board of directors in place committed to maximizing shareholder value and willing to fully examine any and all strategic alternatives.”  Crescendo’s criticism of the Company’s Board ignores the qualifications of the members of the Board.  In addition, such criticism ignores the qualifications of the members of Analysts board of directors who will be joining the full Board after the Merger.  Crescendo does not mention the track record of those persons. Furthermore, since Crescendo has not mentioned who it intends to nominate to the Board, it is impossible to assess their qualifications.

•                  Crescendo’s materials filed with the Commission on July 29, 2005 contain the acknowledgement of John J Cassese, the Company’s former chairman and chief executive officer that that Crescendo’s  agenda largely echoed the points  that he made at the Company’s annual  meeting,  when he offered  his  services  in assembling a coalition to defeat the Merger.  We request that the Commission, on a supplemental basis, investigate whether any coordinated action exists or existed between Crescendo and Mr. Cassese such that Mr. Cassese should be or should have been included as part of Crescendo’s group in its Schedule 13D filings.

•                  We note that Crescendo has contacted several of the Company’s stockholders, including Stoller Capital, K-2 Investors and Mr. Cassese, to request that they vote against the Merger.  We request that the Commission investigate these contacts prior to the mailing of definitive proxy materials.

We trust this helps in your evaluation of Crescendo’s proxy materials.  We would also like to take the opportunity to reiterate the concern expressed to Messrs. Shuman and Halper in our telephone call of July 27.  The Company believes that Crescendo and/or other unofficial members of the Crescendo “Group” are raising issues relating to proxy materials for the sole purpose of delaying the Company’s opportunity to solicit proxies from its shareholders.  It would appear as if Crescendo is seeking this delay for at least two purposes.  Firstly, in order to force the Company to change its record date so that additional shares which Crescendo has accumulated will be eligible to vote at any meeting relating to the Merger.  Secondly, to push back the Company’s Merger vote meeting date so that Crescendo’s recently announced request to hold a Special Meeting to remove the Company’s entire current Board prior to the vote on the Merger.  This, despite the fact that the proxy materials relating to the vote on the Merger have been with the Commission for more than two months and preceded Crescendo’s filings by almost the same time period.  Essentially, Crescendo, a new shareholder of the Company, is abusing the regulatory process to gain an unfair advantage and to deprive the Company’s shareholders of the ability to have a prompt and fair vote on whether the Merger with Analysts should proceed and to do so in an orderly process free from confusion.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.

SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6550

August 8, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs

Mark P. Shuman

Perry Hindin

Adam Halper

Re:	Computer Horizons Corp.
Amendment No. 1 to Preliminary Proxy Statement of Crescendo Partners II L.P., Series R
Filed: August 8, 2005
File No.: 000-07282
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (the “Company”), to Amendment No. 1 to the Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2005 (the “Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Preliminary Proxy Statement filed via EDGAR by Crescendo.

•                  Pages 2 and 23. The new disclosure made on Page 2 indicates that the 363,000 shares reported in the Schedule 13D to have been bought after July 15, 2005 and the Schedule 13D and the balance of the Page 23 disclosure remains misleading.  It now appears that

1,119,900 shares that are owned by Crescendo today must have been bought after record date if such shares do not vote on a July 15, 2005 record date.  The phrase used on Page 23, footnote 8, as to “sole voting and dispositive power” should be amended to reflect Crescendo’s inability to vote certain shares at the September 2, 2005 Special Meeting.

•                  Page 6.  Crescendo states that “According to the Form S-4, Citigroup determined a range for the implied value of Computer Horizons common stock of $4.66 to $6.52”.  This range of values is based upon a discounted cash flow analysis performed by Citigroup Global Markets Inc. (“Citigroup”) and was only one of several analytical techniques Citigroup used to come to its conclusion that the exchange ratio was fair to the Company from a financial point of view.  It is misleading under Rule 14a-9 to disclose only one analysis while ignoring the others.  As Citigroup’s fairness opinion stated, the analysis needs to be taken in its entirety.  Crescendo does not refer to other methods, does not refer to the fairness opinion which is attached as Annex B to the Company’s definitive proxy statement (the “Proxy”) and is selective in its disclosure.

•                  Pages 5 and 9. Crescendo states in reference to transaction expenses: “It is important to note that while more than half of the costs are expected to consist of change of control fees from Analysts side, they will be shouldered by Computer Horizons shareholders.”  This statement is misleading because it ignores the fact that after the proposed merger with Analysts (the “Merger”), the Company’s historical shareholders will own 52% of the combined company’s outstanding common stock and Analysts’ historical shareholders will own 48% of the combined company’s outstanding common stock.  Thus, the Company’s shareholders will only be shouldering 52% of the transaction costs.  Crescendo’s disclosure should be revised accordingly.  Furthermore, nowhere does Crescendo state that the Merger is expected to yield cost savings to the combined company of up to $15 million per year.  Omitting to state this fact is misleading under Rule 14a-9.  The disclosure should be revised accordingly.

•                  Page 19.    Crescendo’s inclusion of a new section entitled “THE COMMITTEE’S REQUEST TO CALL A SPECIAL MEETING OF SHAREHOLDERS TO REMOVE AND REPLACE THE EXISTING MEMBERS OF THE COMPUTER HORIZONS BOARD” both brings this solicitation within the purview of Rule 14a-12(c) and would make it false and misleading under Rule 14a-9 to omit the disclosure required by Item 5(b)(1)(vi) of Schedule 14A [securities of the registrant purchased or sold with the past two years].  This solicitation concerns approving or disapproving the issuance of shares in connection with the Merger (set forth as Proposal 1 in the Proxy).  By linking Crescendo’s call of a Special Meeting to remove directors by adding this text, it would be a misleading omission to fail to disclose that Crescendo acquired its first shares of Company common stock on May 31, 2005.  The disclosure should be revised accordingly to include the information required by this Item.

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We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.

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SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6550

August 9, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs

Mark P. Shuman

Perry Hindin

Adam Halper

Re:	Computer Horizons Corp.
Schedule 13D of Crescendo Partners II L.P., Series R
Filed: July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (the “Company”), to the Schedule 13D filed by Crescendo Partners II, L.P. with the Commission on July 22, 2005, as subsequently amended (the “Schedule 13D”).  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.

It has come to our attention that one of the members of the group compiled by Crescendo, Richard L. Scott, has, in the past, acted in concert with other stockholders of the Company, Merlin Partners, L.P. (“Merlin”) (which holds 65,000 shares) and Ancora Advisors LLC (“Ancora”) (which holds 72,000 shares and which is the general partner of Merlin) who are not disclosed on the Schedule 13D.  We have gleaned the fact that Mr. Scott has acted in concert with these entities by reviewing the Schedule 13D filed by Merlin with respect to Pioneer Railcorp on January 27, 2005 (the “Pioneer 13D”).  In addition we note that Mr. Scott holds a significant number of shares of common stock of The Stephan Co., a company in which Ancora (or affiliates of Ancora) has put forth a dissident slate of directors.  Considering that Mr. Scott has acted as a group with Merlin in the past, we believe that it is likely that he may be doing so again here.  If that is the case, the Schedule 13D and, therefore, the preliminary proxy statement filed on July 22, 2006, filed by Crescendo are deficient because they do not name Ancora or Merlin as part of the Crescendo group.  We believe that the Staff should inquire further about the relationship among Ancora, Merlin and Mr. Scott for the purposes of such filings.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:	William J. Murphy
Michael C. Caulfield, Esq.

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